SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Power Gas Operations Corporation
2265-B Renaissance Drive
Suite 15
Las Vegas, Nevada 89119

This certificate is notice that Entergy Power Gas Operations Corporation, a Delaware corporation (the "Company"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by the Company to the order of Entergy Asset Management, Inc., a Delaware corporation ("EAM"), which Note was issued on November 29, 2004 (the "Note").

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: $78,557,696.23.
4.

Rate of interest per annum of each security:

EAM's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EAM and notified to the Company, in each case, computed on the basis of a 365 day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: November 29, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: The outstanding principal amount of the Note, and any unpaid interest thereon, shall be due and payable on November 29, 2009.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Asset Management, Inc.
9.

Collateral given with each security, if any:

As collateral security for the payment and performance of the Company's obligations under the Note, the Company has pledged 100% of its membership interests in Warren Power, LLC to EAM.

10.	Consideration received for each security: The Company has received 100% of the membership interests in Warren Power, LLC from EAM as consideration for the Note.
11.	Application of proceeds of each security: To finance the existing business of the Company.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of Section 6 (b):

b. the provisions contained in the fourth sentence of Section 6 (b):

c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY POWER GAS OPERATIONS CORPORATION
BY: /s/ Steven C. McNeal Steven C. McNeal President and Treasurer

Date: December 7, 2004